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                                                                     EXHIBIT 4.4

                                     ROLL-OVER STOCK OPTION ASSUMPTION AGREEMENT



     This Assumption Agreement is executed as of the 14th day of December 1999 by PROVANT, Inc. (the "PROVANT").

     Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in that certain Agreement and Plan of Merger dated as of December 14, 1999, by and among PROVANT, a Delaware corporation, SDL Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of PROVANT ("Acquisition"), Senn-Delaney Leadership Consulting Group, Inc., a California corporation ("Senn-Delaney"), Senn-Delaney Leadership Consulting U.K., Ltd., a California corporation ("Senn-Delaney UK"), the shareholders of Senn-Delaney and Senn-Delaney UK, Larry E. Senn, John Childress and Paul Nakai (the "Merger Agreement"). In the event of any conflict between any term or condition of this Assumption Agreement and the Merger Agreement, the terms and conditions of the Merger Agreement shall be controlling.

     Pursuant to the terms of the Merger Agreement, PROVANT hereby assumes unexercised options to purchase an aggregate of 182,100 shares of common stock, par value $.01 per share, of Senn-Delaney (the "Senn-Delaney Options") and unexercised options to purchase an aggregate of 1,498 shares of common stock of Senn-Delaney UK (the "Senn-Delaney UK Options"). Each Senn-Delaney Option and Senn-Delaney UK Option continues in effect on the same terms and conditions as in effect immediately prior to the Mergers, except that (i) the Senn-Delaney Options have been converted into options to purchase, in the aggregate, that number of whole shares of PROVANT Common Stock that is equal to 182,100 times 1.925357, with an exercise price per share equal to the exercise price per share of the respective Senn-Delaney Option divided by 1.925357 and (ii) the Senn-Delaney UK Options have been converted automatically upon the effective time of the Mergers into options to purchase, in the aggregate, that number of shares of whole shares of PROVANT Common Stock that is equal to 1,498 times 1.070627, with an exercise price per share equal to the exercise price per share of the respective Senn-Delaney UK Option divided by 1.070627.

     Pursuant to the terms of each of the agreements representing the Senn-Delaney Options (the Senn-Delaney Option Agreements") and the Senn-Delaney UK Options (the "Senn-Delaney UK Option Agreements"), each of the Senn-Delaney Options became exercisable in full upon the effective time of the Mergers and shall remain exercisable until such options become unexercisable pursuant to the terms of the Senn-Delaney Option Agreements and each of the Senn-Delaney UK Options are exercisable and shall remain exercisable following the Mergers until such options become unexercisable pursuant to the terms of the Senn-Delaney UK Option Agreements.

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     Executed as a sealed instrument as of the day and year first above written.

PROVANT, INC.

By: /s/ Rajiv Bhatt
   -------------------------------
   Name: Rajiv Bhatt
   Title: Executive Vice President